Exhibit (a)(1)(C)

Distribution date: Friday, July 2

Distributed by: SOS

From: generalequity@textron.com

Subject:  Option Exchange Program: Website Access

As outlined in the Offer to Exchange email sent earlier today, the Option Exchange Program has officially begun.

The program is being conducted electronically; in order to participate in the offer you must use the secure, dedicated Option Exchange Website to submit your elections. Below is the information you will need to enter the site—which is accessible 24x7 from any computer with Internet connection.

Access the Option Exchange Website at https://textron.equitybenefits.com

Your Login ID is [xxxx]

Your temporary password is a numeric combination of the last 4 digits of your Social Security number followed by your birth date with no leading zeros.

For example:  If your social security number is ###-##-#### and your birth date is February 2, 1950, then your temporary password is 4444221950 in this format.

For security purposes, the first time you access your account, you will be prompted to change your password.

We encourage you to become familiar with the Option Exchange Website and make your elections sooner rather than later. As you monitor the exchange ratios and their impact on your elections, you can modify your elections as many times as you wish until the program ends. Once the window closes on July 30, 2010 at 11:59 p.m. (Eastern Time), the elections you have submitted at that time will be final.

If you have issues logging into the website, please contact Nate Walker, Stock Plan Lead, at 401-457-3570 or e-mail generalequity@textron.com.

Textron makes no recommendations as to whether you should participate in the Option Exchange Program; we encourage you to consult with your own advisors regarding your decision. Textron reserves the right to extend the offer period in the event of unforeseen circumstances.